SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


GOL
Results
4Q22

Disclaimer

This presentation contains financial information for the year ended December 31, 2022 and for the three-month period ended December 31, 2022 disclosed herein has not been audited or subject to limited review by GOL's independent auditors. The complete financial statements for the year ended December 31, 2022 is still under review by the Company's independent auditors and will be released to the market after the completion of the relevant work. GOL does not anticipate adjustments or changes to the information disclosed herein. However, should any adjustment be necessary, the Company will timely inform the market.

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM - Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: Highlights 4Q22

Metrics	4Q22	Δ vs. 4Q21
Gross Sales (R$ million)	5,436	+37.0%
ASK (Billion)	11.4	+29.0%
RPK (Billion)	9.1	+25.1%
Load Factor	80.1%	-2.5 p.p.
Yield (R$ cents)	48.16	+24.8%
Pax Revenue (R$ million)	4,386	+56.1%
RASK (R$ cents)	41.55	+25.3%
CASK[2] (R$ cents)	35.35	+2.0%
EBITDA[2]	1,168	NM
EBITDA Margin	24.7%	+16.2 p.p.

- PRASK (R$ cents): **38.56** *(+21% vs. 4Q21)*
- CASK Ex-fuel (US$ cents): **3.63** *(+11% vs. 4Q19)*
- Net Debt[1]/EBITDA LTM[2]: **9.5x**

1. Including 7x aircraft lease and excluding perpetual bonds.
2. Recurring operating results, excluding non-recurring costs.
3. Cash, investments, trade receivables and deposits (does not include unencumbered assets).

Capacity and Network

Capacity with sequential improvement in ticket fares

Daily Flights
+620

Markets Served
+220

PAX Carried
~8MM

New Destinations[1]
+8

GOL promotes high productivity, with increase in unit revenue and reduction in unit cost, excluding fuel.



+29%
11,375
10,110
10,283
9,021
8,817
4Q22
1Q22
2Q22
3Q22
4Q22
ASKs
Yield
RASK
Cask²Ex-Combustível

1. Considers new destinations inaugurated and announced by the Company, including via codeshare
2. CASK Ex-Fuel excludes non-recurring expenses

International Operations

Return of 100% of Argentine destinations
New Route from Manaus to Miami
Sales increase in 4Q22

Daily Sales Evolution – 2-22
(7 days – R$ million)


Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Sales – Quarterly
(R$ thousand)


+99.7%
396,691
222,199
269,270
494,386
401,975
443,793
4Q19
4Q21
1Q22
2Q22
3Q22
4Q22

Operating Indicators



RASK
(R$ cents)
+25%
33.2
31.9
35.9
39.0
41.6
4Q21
1Q22
2Q22
3Q22
4Q22



CASK
Ex-Comb[1]
(US$ cents)
-12%
4.1
3.6
3.9
3.6
3.6
4Q21
1Q22
2Q22
3Q22
4Q22



Yield
(R$ cents)
+25%
38.6
36.8
43.0
45.0
48.2
4Q21
1Q22
2Q22
3Q22
4Q22



Aircraft
Utilization
(Hours/Day)
+1%
11.5
11.0
10.2
11.1
11.6
4Q21
1Q22
2Q22
3Q22
4Q22

1 Recurring operating results, excludes non-recurring expenses.

Efficiency Metrics

Unit cost excluding at pre-pandemic levels

ASK Generation / # Employees

In ASK million



+30.2%
0.6
0.7
0.6
0.7
0.8
4Q21
1Q22
2Q22
3Q22
4Q22

Fuel Consumption / Block-Hour

In liter thousand



-4.3%
2.8
2.8
2.7
2.7
2.7
4Q21
1Q22
2Q22
3Q22
4Q22

4Q19	4Q22
~118 Operating Fleet[1]	~110 Operating Fleet[1]
7 Boeing 737-MAX	38 Boeing 737-MAX
+ 15.3k Employees	+ 14.0k Employees
+ 12.1 Aircraft Utilization	+ 11.6 Aircraft Utilization
+ R$ 3.8bn Net Revenue	+ R$ 4.7bn Net Revenue
~ 3.3 (US$ cents) Cask Ex-Fuel	~ 3.6 (US$ cents) Cask Ex-Fuel
+ 19.0mm Smiles Customers	+ 20.0mm Smiles Customers

Leadership in Lowest Cost and Highest Efficiency

CASK Ex-Fuel (US$ million)


3.6
3.8
4.8
4.9
5.0
GOL
Azul
LATAM
CopaAirlines
AEROMEXICO

Consumption (fuel liters) / ASK


27.7
28.1
30.4
31.1
33.3
GOL
CopaAirlines
Azul
AEROMEXICO
LATAM

1. Data for GOL referring to 4Q22 recurring, and for competitors, referring to 3Q22 published.
Costs adjusted by each Company Stage Length

15 new Boeing 737-MAX delivered in 2022

3Q22

- Delivery of **1** Boeing 737-MAX 8
- Return of **2** Boeing 737-NG
- **~26%** of Fleet comprised by 737-MAX
- **3,7%** reduction in fuel consumption per block hour *(4Q22 vs. 4Q21)*

4Q22


Fleet Plan
146
139
147
150
108
83
82
75
38
56
65
75
2022E
2023
2024
2025
737NG
737MAX

2035 — 2050

Today

- **Lower Consumption/ASK in region.** (70.5K ton CO_2/ASK).
- **Only Brazilian company that offers** a global compensation solution (Moss).
- 35% female leadership.
- SEC ADR III and B3 Level 2 in Governance.
- GOL Institute donates tickets to 51 institutions, 19 of which are focused on education.

Medium-Term

- **10% reduction in fuel consumption.**
- Use 2%-5% SAF fuel.
- 5% fuel carbon offset.
- 50% female leadership.
- Best place to work (Diversity and Inclusion metrics)

Long-Term

- **Net Zero**
  Achieve carbon neutrality by 2050. IEnvA process provides a complete validation of the Company's Environmental Management System (EMS) at a level equivalent to the ISO 14001 standard.
- In the process of creating and validating its mitigation plan for 2030.

ICO2 B3 **Total Emission (tCO_2e): 1,831,263**

With B737 MAXs, GOL achieved a 16% reduction in CO_2 emissions (compared to B737-NG).

Smiles | Performance and Synergies



Customers (million)
19.3
19.7
20.1
20.5
20.9
+8.1%
4Q21
1Q22
2Q22
3Q22
4Q22



Sales (R$ million)
843
971
1,001
1,260
1,135
+35%
4Q21
1Q22
2Q22
3Q22
4Q22

~21 million Customers

+51 billion miles redeemed

Profitability Increase



Net Revenue
(R$ billions)
+62%
2,922
4,726
4Q21
4Q22
EBIT
(%)
+19.6 p.p.
-4.6 %
15.0 %
4Q21
4Q22
EBITDA[1]
(%)
+16.2 p.p.
8.5 %
24.7 %
4Q21
4Q22

- **>R$5.4 billion** in sales in 4Q22, a record level for GOL. Corporate market positioning and brand value boost revenue
- **-17.4%** unit cost excluding fuel[1] vs. 4Q21, increased productivity and operating fleet, increased aircraft utilization and reduction of average age
- **Only airline in region** with potential to further dilute unit cost, as capacity resumes to pre-pandemic levels.

1 Recurring operating results, excludes non-recurring expenses.

2023 Guidance

Financial Outlook (Consolidated, IFRS)	2023E		1Q23E
	Previous	Updated	Preliminary*
Total operational fleet (average)	118 - 122	114-118	108
ASKs, System (%change)	20 - 25%	15 - 20%	11 - 13%
Seats, System (%change)	25 - 30%	20 - 25%	14 – 16%
Departures, System (%change)	25 - 30%	20 - 25%	14 – 16%
Average load factor (%)	~80%	~81%	~82%
Net revenues (R$bn)	~20.0	~19,5	~4,8
Non-fuel CASK[2] (US$ cents)	~3.6	~3,6	~3,8
Fuel price (R$/liter)	~5.3	~5,4	~5,7
EBITDA margin[2] (%)	~24%	~24%	~22%
EBIT margin[2] (%)	~14%	~14%	~12%
Net financial expense[3] (R$bn)	~2.0	~2,1	~0,6
Pre-tax margin[3] (%)	~4%	~3%	~1%
Effective income tax rate (%)	~24%	~24%	~24%
Capex, net[4] (R$mm)	~700	~600	~150
Aircraft Acquisitions (R$mm)	~1,000	~800	0
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.5	~3,5	~3,5
Financial Debt (US$bn)	~2.4	~2,7	~2,7
Net Debt[5] / EBITDA[2] (x)	~6x	~6x	9x
Fully-diluted shares out[6] (mm)	~435	~435	~435
EPS, fully diluted (R$)[3]	~0.3	~0.3	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217,5	~217,5
EPADS, fully diluted (US$)[3]	~0.2	~0,2	~0

(1) Cargo, loyalty, in-flight purchases, and other ancillary income;

(2) Recurring operating results;

(3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance, less capitalized maintenance financing and maintenance costs;

(5) Including 7x Aircraft Lease and excluding perpetual bonuses;

(6) Considers the exercise of stock options that can be issued from the stock option program and related to Exchangeable Senior Notes.

** Financial Debt and Net Debt / EBITDA - Includes effects of GOL SSN2028*

Liability Management and Capital Raising Transaction History

2020	2021	2022	2023
▪ August 2020 – Refinancing of US$250 million Term Loan B with Delta ▪ December 2020 – Negotiation of Aircraft Leasing Deferrals, Market Rates and Power by the Hour with all of GOL's aircraft lessors ▪ December 2020 – Issuance of US$200 million Senior Secured Notes due 2026 backed by the intellectual property of GOL and spare parts	▪ May 2021 – Re-tap of the Senior Secured Notes due 2026 for US$300 million ▪ June 2021 – Acquisition of the minority interest of Smiles, GOLs leading loyalty program, allowing GOL to capture 100% of the cash flow from its loyalty program ▪ June 2021 – US$50+ million equity investment led by GOL's controlling shareholder ▪ September 2021 – Re-tap of the Senior Secured Notes due 2026 for $150 million ▪ September 2021 – Exclusive codeshare agreement with American Airlines including a US$200 million equity investment by American Airlines in GOL	▪ December 2022 – ~US$200 million Senior Amortizing Notes issued to aircraft lessors extending deferral repayment profile	▪ March 2023 – Transformational refinancing with up to US$1.4 billion Senior Secured Notes due 2028 extending average maturity, capturing US$312.6 million discount and decreasing annual interest payments

GOL has successfully completed ten liability management or capital raising transactions since the onset of the COVID-19 pandemic

GOL Structured Financing | Pro-Forma

Main Impacts

(US$ billion)



Bond Buybacks (face value): US$ 1.1bn
1.88
0.35
0.31
0.40
0.02
0.80
1.40
0.45
Gross Debt (Bonds)
SEN 2024 Buyback
SUN 2025 Buyback
SSN 2026 Buyback
Perpetual Buyback
Bonds Gross Debt (Post-Buybacks)
GOL SSN2028
New Cash
Bond Market Value
Cash

(R$ billions)



4.1
6.2
Liquidity 4Q22
Liquidity 4Q22 (Pro-Forma)

The issuance of the GOL SSN 2028 increased average tenor of outstanding bonds from 2.5 to 4.4 Years and increased liquidity to R$6.2 billion (pre-pandemic levels)

Pro-Forma includes effects of GOL SSN2028
Liiquidity: Cash, investments, trade receivables and deposits (does not include unencumbered assets) and GOL SSN2028.

Cash Flow



(R$ billions)
Operational
+2.0
Investment
(0.3)
Financial
(1.2)
3.7
5.3
-3.7
0.4
-0.3
-0.1
-0.7
-0.4
4.1
6.2
Initial Liquidity 3Q22
Operating Inflows
Operating Outflows
Change in Receivable and Deposits
CAPEX
Net Funding
Lease Payment
Interest and Other Financial Expenses
Final Liquidity 4Q22
Liquidity 1Q23E (Pro-Forma)

Increase in operating cash inflows result of discipline in capacity management and pass-thru of variations in oil prices and exchange rates

Pro-Forma includes effects of GOL SSN2028
Liiquidity: Cash, investments, trade receivables and deposits (does not include unencumbered assets) and GOL SSN2028.

Liquidity Management



(R$ billions)
-2.5
7.3
6.2
3.0
2.6
2.4
1.4
-2.3
5.9
1.4
-5.7
-1.1
-6.7
-4.9
-2.2
0.6
4.1
Liquidity 4Q19[3]
Cash 4Q19
Operational Result
Working Capital
Aircraft
Capex
Funding
Amort.
Leasing
Interest and Others
Cash 3Q22
Liquidity 4Q22[3]
Capital Increase
Acquisition of Smiles Minority Interests and Dividends

Δ Cash	(2.4)
Δ Debt [1]	0.6
Δ Others [2]	(3.0)

1- Includes Funding and Amortization.
2- Includes all cash variation, excluding funding and amortization.
3- Comprises Cash, Cash Equivalents, Financial Investments, Restricted Cash, Accounts Receivable and Deposits.


(R$ billions)
-0.3
6.2
3.0
2.6
2.4
1.4
-2.3
14.5
5.9
1.4
7.1
-5.7
-1.1
-5.6
-12.3
-4.9
0.6
-2.2
-1.6
2.7
6.2
Liquidity 4Q19³
Cash 4Q19
Operational Result
Working Capital
Aircraft
Capex
Funding
Amort.
Leasing
Interest and Others
Cash 4Q22⁴
Liquidity 4Q22 ³,⁴
Capital Increase
Acquisition of Smiles Minority Interests and Dividends
GOL SSN2028 - New Debt
GOL SSN2028 - Amortizations
GOL SSN2028 - Net Financial Gain

Δ Cash	(0.3)
Δ Debt [1]	2.1
Δ Others [2]	(1.8)

1- Includes Funding and Amortization.
2- Includes all cash variation, excluding funding and amortization.
3- Comprises Cash, Cash Equivalents, Financial Investments, Restricted Cash, Accounts Receivable and Deposits.
4- Pro-Forma includes effects of GOL SSN2028

Liability Management

Debt Amortization Schedule

(billion)[1]


4Q22 - Real Figures
4.14
0.46
0.03
0.34
0.02
0.43
0.10
0.56
0.72
0.69
0.16
Liquidity 4Q22
1H23
2H23
2024
2025
2026
2027+
4Q22 - Pro-Forma
6.20
0.03
0.02
0.07
0.56
0.41
0.29
0.16
1.37
Liquidity 4Q22
1H23
2H23
2024
2025
2026
2027+
Debt in US$
Exchangeable Senior Notes US$
Debt in R$
Secured Senior Notes 2028

1- In the currency of issuance/contracting.
2- Excluding perpetual bonds.
3- Pro-Forma includes effects of GOL SSN2028

GOL's Liability Management maintained Debt at stable levels[1]



Financings and Borrowings
USD billions
+0,2
2,1
0,6
1,5
4Q19
2,1
0,1
2,0
4Q21
2,2
0,2
2,0
1Q22
2,1
0,1
2,0
2Q22
2,1
0,2
1,9
3Q22
2,3
0,2
2,1
4Q22
2,7
0,2
2,5
1Q23E (Pro-Forma)
Short Term
Long Term

Pro-Forma includes effects of GOL SSN2028

Liquidity, Debt and Leverage



Liquidity[1]
In US$ billion
1.5
0.7
0.7
0.8
0.7
0.8
1.3
+0.1
4Q19
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23E (Pro-Forma)



Net Debt[2] / EBITDA LTM[3]
4.2x
9.7x
10.1x
9.5x
9.1x
9.5x
5.8x
-0.2x
4Q19
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23E (Pro-Forma)

1. Cash, cash equivalents, short-term investments, deposits and receivables; 2. Including 7x annual aircraft lease and excluding perpetual bonus.
3. Considers direct and recurring costs.
4. Pro-Forma includes effects of GOL SSN2028 and 2023 EBITDA Guidance

Secured Amortizing Notes (SAN)

GOL addressed its obligations and diversified its funding alternatives

- Transaction with lessors positively impacted more than 50% of GOL's fleet
- Immediate benefit to cash flow, reducing lease payables during the next 12 months
- ~US$ 200 million of lessor payments were extended (+ duration)

SAN Terms	Tranche A	Tranche B
Transaction Volume (US$ millions)	126.00	70.00
Coupon (% a.a.)	3.00	5.00
# Quarterly Amortizations	10	9
Grace Period (months)	12	11
Maturity	June 2026	June 2025


Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir